EXHIBIT 4.4

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.		RESTRICTED STOCK AWARD AGREEMENT
AWARDED TO	GRANT DATE	NUMBER OF SHARES OF RESTRICTED STOCK	MARKET PRICE ON DATE OF AWARD	VESTING SCHEDULE
Monthly over 1 year commencing June 30, _____

1.          The Award. Expeditors International of Washington, Inc., a Washington corporation (the “Company“), hereby grants to you as of the above grant date (the “Grant Date”) the above number of shares of the Company’s common stock, $0.01 par value per share (“Restricted Stock”), on the terms and conditions contained in this Restricted Stock Award Agreement (this “Agreement”) and the Company’s 2008 Directors’ Restricted Stock Plan (the “Plan”), a copy of which is attached.

2.	Restrictions. Restricted Stock is subject to the restrictions contained in this Agreement and the Plan.

3.          Vesting Schedule. Restricted Stock shall vest in accordance with the vesting schedule contained in the Plan. Upon a Change of Control, as defined in the Plan, all unvested Restricted Stock shall accelerate and become fully vested.

4.          Forfeiture. In the event your service as a director of the Company is terminated prior to the time Restricted Stock has vested in accordance with the Plan, your rights to all unvested Restricted Stock shall be forfeited.

5.          Stock Certificates. Restricted Stock will be issued in your name, either by book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates will be held by the Company or the stock transfer agent or brokerage service selected by the Company until all Restricted Stock subject this Agreement has become vested pursuant to the Plan (the “Final Vesting Date”). Restricted Stock will be restricted from transfer and will be subject to an appropriate stop-transfer order. If any certificate is used, the certificate will bear an appropriate legend referring to the restrictions applicable to unvested Restricted Stock.

6.          Limits on Transfer of Restricted Stock. Until such time as Restricted Stock has vested and been delivered to you pursuant to the Plan, no Restricted Stock and no right thereunder may be pledged, alienated, attached or otherwise encumbered. You may not transfer such Restricted Stock or any right thereunder, other than by will or the laws of descent and distribution. Any purported transfer, pledge, alienation, attachment or encumbrance shall be void.

7.          Rights. Neither you nor your legal representative will be, or have any of the rights and privileges of, a stockholder of the Company with respect to any Restricted Stock unless and until such Restricted Stock has vested in accordance with the Plan. From and after the date Restricted Stock becomes vested in accordance with the Plan, you or your legal representative will have the right to vote such Restricted Stock.

8.          Dividends. Any cash dividends or other cash distributions paid on Restricted Stock prior to the Final Vesting Date will be forfeited to the Company. You will only receive cash dividends or other cash distributions paid on Restricted Stock on or after the Final Vesting Date.

9.          Income Taxes. You are liable for any federal and state income or other taxes applicable upon the grant of Restricted Stock if you make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, within 30 days of the date of grant, or upon the lapse of the restrictions on Restricted Stock, and the subsequent disposition of Restricted Stock. You acknowledge that you should consult with your own tax advisor regarding the applicable tax consequences.

10.          Terms and Conditions. This Agreement does not give you the right to continue as director or alter the right of the Company to terminate your term as a director. By signing below, you and the Company agree this Restricted Stock award is granted under and governed by the terms and conditions of the Plan. In the event that any provision of this Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth therein or subsequently amended, the terms of the Plan shall control.

Director: ________________________________ _________________________________________	Expeditors International of Washington, Inc. By: __________________________________ Its: __________________________________